SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 September 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 25 September 2009 re: Director/PDMR Shareholding

The London Stock Exchange	Group Secretariat
RNS	Lloyds Banking Group plc
10 Paternoster Square	25 Gresham Street
London EC4M 7LS	London EC2V 7HN

25 September 2009

Lloyds Banking Group plc (the "Company")
 Notification of transaction by person discharging managerial responsibilities

On 21 September 2009, shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at 107.8p per share, for the under mentioned individuals, under the Lloyds TSB Group Shareplan, as follows:

Name of individual	Partnership	Matching
Mr. J.E. Daniels	115	27
Mr. A.G. Kane	115	27
Ms A.S. Risley	115	27
Ms C.F. Sergeant	116	27
Mr. G.T. Tate	116	27
Mr. T.J.W. Tookey	116	27
Mrs H.A. Weir	115	27

The notification relates to a transaction notified to Lloyds Banking Group plc by the company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Lloyds Banking Group plc is registered in Scotland no. 95000
Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  25 September 2009